SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        eGain Communications Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    28225C103
                                 (Cusip Number)

                             David K. Lakhdhir, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3030
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                       N/A
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of Common Stock reported herein is 15,335,927, which would constitute approximately 32.3% of the 47,532,351 shares of Common Stock that would be outstanding if all of the shares of Series A Preferred Stock (as defined below) referred to herein were converted on August 8, 2001. See Item 5(a) herein for a description of the calculation of the Common Stock conversion ratio. All ownership percentages set forth herein are based on there being 36,226,847 shares of Common Stock outstanding unless otherwise specified herein.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:
         Oak Hill Capital Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  0
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  0
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         7,311,053 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  16.8% (2)

14.      Type of Reporting Person:  PN

------------------------
(1) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's 6.75% Series A Cumulative Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), on August 8, 2001 and exercise of the Warrants to purchase 1,370,018 shares of Common Stock. On conversion of the Series A Preferred Stock and exercise of the Warrants, 7,311,053 shares of Common Stock will be owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. See Item 5(a) herein.

(2)  Assumes that there are 43,537,900 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         Oak Hill Capital Management Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  0
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  0
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         187,463 (3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  0.5% (4)

14.      Type of Reporting Person:  PN

------------------------
(3) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Series A Preferred Stock on August 8, 2001 and exercise of the Warrants to purchase 35,129 shares of Common Stock. On conversion of the Series A Preferred Stock and exercise of the Warrants, 187,463 shares of Common Stock will be owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. See Item 5(a) herein.

(4)  Assumes that there are 36,414,310 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         OHCP GenPar, L.P.

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  0
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  0
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         7,498,516 (5)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  17.1% (6)

14.      Type of Reporting Person:  PN

------------------------
(5) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on August 8, 2001 and exercise of the Warrants to purchase 1,405,147 shares of Common Stock. On conversion of the Series A Preferred Stock and exercise of the Warrants, OHCP GenPar, L.P. will beneficially own the following shares of Common
     Stock: (i) 7,311,053 shares of Common Stock of Oak Hill Capital Partners, L.P. in its capacity as general partner; and (ii) 187,463 shares of Common Stock of Oak Hill Capital Management Partners, L.P. in its capacity as general partner. See Item 5(a) herein.

(6)  Assumes that there are 43,725,363 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         OHCP MGP, LLC

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  0
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  0
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         7,498,516 (7)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  17.1% (8)

14.      Type of Reporting Person:  OO

------------------------
(7) See footnote (5) to page relating to OHCP GenPar, L.P. Power is exercised in its capacity as general partner of OHCP GenPar, L.P.

(8)  Assumes that there are 43,725,363 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         Oak Hill Venture Fund I, L.P.

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  0
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  0
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,384,359 (9)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  3.7% (10)

14.      Type of Reporting Person:  PN

------------------------
(9) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on August 8, 2001 and exercise of the Warrants to purchase 259,412 shares of Common Stock. On conversion of the Series A Preferred Stock and exercise of the Warrants, 1,384,359 shares of Common Stock will be owned directly by Oak Hill Venture Fund II, L.P., through its general partner, OHVF GenPar I, L.P., through OHVF GenPar I, L.P.'s general partner, OHVF MGP I, LLC. See Item 5(a) herein.

(10) Assumes that there are 37,611,206 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         OHVF GenPar I, L.P.

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  0
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  0
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,384,359 (11)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  3.7% (12)

14.      Type of Reporting Person:  PN

------------------------
(11) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on August 8, 2001 and exercise of the Warrants to purchase 259,412 shares of Common Stock. Power is exercised in its capacity as general partner to Oak Hill Venture Fund I, L.P. and through its general partner, OHVF MGP I, LLC.

(12) Assumes that there are 37,611,206 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         OHVF MGP I, LLC

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  0
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  0
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,384,359 (13)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  3.7% (14)

14.      Type of Reporting Person:  OO

------------------------
(13) See footnote (11) to page relating to OHVP GenPar, L.P. Power is exercised in its capacity as general partner to OHVP GenPar, L.P. and through its sole member, FW Group GenPar, LLC.

(14) Assumes that there are 37,611,206 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         FW Group GenPar, LLC

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  0
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  0
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,384,359 (15)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  3.7% (16)

14.      Type of Reporting Person:  OO

------------------------
(15) See footnote (13) to page relating to OHVF MGP I, LLC. Power is exercised in its capacity as sole member of OHVF MGP I, LLC.

(16) Assumes that there are 37,611,206 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         FW Investors V, L.P.

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  0
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  0
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,422,629 (17)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  6.3% (18)

14.      Type of Reporting Person:  PN

------------------------
(17) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on August 8, 2001 and exercise of the Warrants to purchase 453,971 shares of Common Stock. On conversion of the Series A Preferred Stock and exercise of the Warrants, 2,422,629 shares of Common Stock will be owned directly by FW Investors V, L.P., through its general partner, FW Management II, LLC. See Item 5(a) herein.

(18) Assumes that there are 38,649,476 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         FW Management II, LLC

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  0
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  0
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,422,629 (19)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  6.3% (20)

14.      Type of Reporting Person:  OO

------------------------
(19) See footnote (17) to page relating to FW Investors V, L.P. Power is exercised in its capacity as general partner to FW Investors V, L.P. through its sole member, J. Taylor Crandall.

(20) Assumes that there are 38,649,476 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         Robert M. Bass

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  United States

              Number of Shares          7.  Sole Voting Power:  2,833,154
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  2,833,154
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,833,154 (21)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  7.8%

14.      Type of Reporting Person:  IN

------------------------
(21) Represents the shares of Common Stock that are beneficially owned as a result of the distribution from FW Ventures I, L.P.

1.       Name of Reporting Person:
         Capital Partnership

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Texas

              Number of Shares          7.  Sole Voting Power:  707,278
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  707,278
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         707,278 (22)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  2.0%

14.      Type of Reporting Person:  PN

------------------------
(22) Represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P. Power is exercised through its managing partner, Margaret Lee Bass 1980 Trust.

1.       Name of Reporting Person:
         David G. Brown

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  United States

              Number of Shares          7.  Sole Voting Power:  161,664
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  161,664
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         161,664 (23)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  0.4%

14.      Type of Reporting Person:  IN

------------------------
(23) Represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P.

1.       Name of Reporting Person:
         Mark A. Wolfson

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  United States

              Number of Shares          7.  Sole Voting Power:  161,664
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  161,664
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         166,664 (24)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  0.5% (25)

14.      Type of Reporting Person:  IN

------------------------
(24) Represents 161,664 shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P. and 5,000 shares of Common Stock that would be beneficially owned upon exercise of director options held by Mr. Wolfson.

(25) Assumes that there are 36,226,847 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         Group III 31, LLC

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  40,416
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  40,416
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         40,416 (26)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  0.1%

14.      Type of Reporting Person:  OO

------------------------
(26) Represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P.

1.       Name of Reporting Person:
         J. Taylor Crandall (in the capacity described herein)

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  2,463,045
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  2,463,045
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,463,045 (27)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  6.4% (28)

14.      Type of Reporting Person:  IN

------------------------
(27) (i) Solely in his capacity as the sole member of Group III 31, LLC with respect to 40,416 shares of Common Stock, which represents the shares of Common Stock that are beneficially owned as a result of the distribution by FW Ventures I, L.P.; and (ii) solely in his capacity as the sole member of FW Management II, LLC with respect to 2,422,629 shares, see footnote 19 to page relating to FW Management II, LLC.

(28) Assumes that there are 38,649,476 shares of Common Stock outstanding.

1.       Name of Reporting Person:
         Woodside Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  121,247
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  121,247
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         121,247 (29)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  0.3%

14.      Type of Reporting Person:  PN

------------------------
(29) Represents the shares of Common Stock that are directly owned by Woodside Partners, L.P. as a result of the distribution by FW Ventures I, L.P. Woodside Partners, L.P. owns the shares through its general partner, Tonandowah, L.L.C., of which the sole member is Caroline Jean Crandall 1998 Trust, of which John Fant is the sole trustee.

1.       Name of Reporting Person:
         Tonandowah, L.L.C.

2.       Check the Appropriate Box if a Member of a Group:
         (a)  [_]
         (b)  [X]

3.       SEC Use Only:

4.       Source of Funds:  Not applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
         [_]

6.       Citizenship or Place of Organization:  Delaware

              Number of Shares          7.  Sole Voting Power:  121,247
                Beneficially            8.  Shared Voting Power:  0
               Owned By Each            9.  Sole Dispositive Power:  121,247
             Reporting Person           10. Shared Dispositive Power:  0
                   With

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         121,247 (30)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [_]

13.      Percent of Class Represented by Amount in Row (11):  0.3%

14.      Type of Reporting Person:  OO

------------------------
(30) Solely in its capacity as the general partner of Woodside Partners, L.P. See footnote 29 to page relating to Woodside Partners, L.P.

AMENDMENT NO. 2 TO SCHEDULE 13D
-------------------------------

                  This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend Schedule 13D, filed on August 18, 2000 (the "Original Filing"), as amended by Amendment No. 1 to the Schedule 13D filed on February 15, 2001 (Amendment No. 1"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.


ITEM 1.  SECURITY AND ISSUER.

                  No change.


ITEM 2.  IDENTITY AND BACKGROUND.

                  No change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No change.


ITEM 4.  PURPOSE OF TRANSACTION.

                  No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


ITEM 5(a)IS HEREBY AMENDED AND SUPPLEMENTED BY THE ADDITION OF THE FOLLOWING:

                  In accordance with the Certificate of Designations of the Series A Preferred Stock, because 122% of the average closing bid price per share of the Common Stock quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (the "NASDAQ") on the twenty (20) consecutive trading days immediately preceding and including August 8, 2001 (the "Market Value") was less than the conversion price at such time, the conversion price of the Series A Preferred Stock was adjusted to $5.6875. Consequently, as of the date hereof, (i) OHCP beneficially owns 7,311,053 shares of the Common Stock or 16.8% of the issued and outstanding shares of the Common Stock; (ii) OHCMP beneficially owns 187,463 shares of the Common Stock or 0.5% of the issued and outstanding shares of the Common Stock; (iii) OHCP GenPar, because of its position as general partner of each of OHCP and OHCMP may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 7,498,516 shares of Common Stock or 17.1% of the issued and outstanding shares of the Common Stock; (iv) OHCP MGP, because of its position as general partner of OHCP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 7,498,516 shares of Common Stock or 17.1% of the issued and outstanding shares of the Common Stock; (v) OHVF beneficially owns 1,384,359 shares of the Common Stock or 3.7% of the issued and outstanding shares of the Common Stock; (vi) OHVF GenPar, because of its position as general partner of OHVF may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,384,359 shares of Common Stock or 3.7% of the issued and outstanding shares of the Common Stock; (vii) OHVF MGP, because of its position as general partner of OHVP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,384,359 shares of Common Stock or 3.7% of the issued and outstanding shares of the Common Stock; (viii) FWI beneficially owns 2,422,629 shares of the Common Stock or 6.3% of the issued and outstanding shares of the Common Stock; (ix) FWM, because of its position as general partner of FWI may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 2,422,629 shares of the Common Stock or 6.3% of the issued and outstanding shares of the Common Stock; and (x) FW Group, because of its position as sole member of OHVF MGP may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,384,359 shares of the Common Stock or 3.7% of the issued and outstanding shares of the Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No change.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  No change.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 15, 2001

                                   OAK HILL CAPITAL PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        ---------------------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President


                                   OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

                                   By:  OHCP GenPar, L.P.,
                                        its general partner

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        ---------------------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President


                                   OHCP GENPAR, L.P.

                                   By:  OHCP MGP, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        ---------------------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   OHCP MGP, LLC

                                   By:  /s/ W. R. Cotham
                                        ---------------------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President


                                   OAK HILL VENTURE FUND I, L.P.

                                   By:  OHVF GenPar I, L.P.,
                                        its general partner

                                   By:  OHVF MGP I, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        ---------------------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President


                                   OHVF GENPAR I, L.P.

                                   By:  OHVF MGP I, LLC,
                                        its general partner

                                   By:  /s/ W. R. Cotham
                                        ---------------------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President


                                   OHVF MGP I, LLC

                                   By:  /s/ W. R. Cotham
                                        ---------------------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   FW INVESTORS V, L.P.

                                   By:  FW Management II, LLC,
                                        its general partner

                                   By:  /s/ J. Taylor Crandall
                                        ---------------------------------------
                                   Name:    J. Taylor Crandall
                                   Title:   President


                                   FW MANAGEMENT II, LLC

                                   By:  /s/ J. Taylor Crandall
                                        ---------------------------------------
                                   Name:    J. Taylor Crandall
                                   Title:   President


                                   FW GROUP GP, LLC

                                   By:  /s/ W. R. Cotham
                                        ---------------------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President


                                   /s/ Robert M. Bass
                                   --------------------------------------------
                                   Robert M. Bass


                                   CAPITAL PARTNERSHIP

                                   By:  Margaret Lee Bass 1980 Trust,
                                        Managing Partner

                                   By:  Panther City Investment Company,
                                        Trustee

                                   By:  /s/ W. R. Cotham
                                        ---------------------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President

                                   GROUP III 31, LLC

                                   By:  /s/ J. Taylor Crandall
                                        ---------------------------------------
                                   Name:    J. Taylor Crandall
                                   Title:   Sole Member


                                   /s/ David G. Brown
                                   --------------------------------------------
                                   David G. Brown


                                   /s/ Mark A. Wolfson
                                   --------------------------------------------
                                   Mark A. Wolfson


                                   /s/ J. Taylor Crandall
                                   --------------------------------------------
                                   J. Taylor Crandall


                                   WOODSIDE PARTNERS, L.P.

                                   By:  Tonandowah, L.L.C.,
                                        its general partner


                                   By:  /s/ W. R. Cotham
                                        ---------------------------------------
                                   Name:    W. R. Cotham
                                   Title:   Vice President


                                   TONANDOWAH, L.L.C.

                                   By:  /s/ John H. Fant
                                        ---------------------------------------
                                   Name:    John H. Fant
                                   Title:   Trustee of the Caroline Jean
                                            Crandall 1998 Trust, sole member of
                                            Tonandowah, L.L.C.